K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

December 19, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re:	Salient MF Trust (the “Trust”) — File Nos. 333-180225 and 811-22678

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to comments received by telephone on December 3 and 4, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Salient Broadmark Tactical Plus Fund, a series of the Trust (the “Salient Fund”). The comments relate to the portfolio holdings of Broadmark Tactical Plus Fund (the “Broadmark Fund”), a series of Broadmark Funds (File No. 811-22769), which reorganized into the Fund on December 12, 2014.

For convenience, we have set forth each comment below, followed by the Trust’s response.

Comment 1 — In reviewing the Broadmark Fund’s most recent portfolio holdings report on Form N-Q, which was filed with the SEC on October 24, 2014 (accession no. 0001111830-14-000766), the staff notes that, as of August 31, 2014, the Broadmark Fund held approximately 50% of its net assets in shares of SPDR S&P ETF Trust (the “SPDR ETF”), and 48% of its net assets in Class I shares of Fidelity Institutional Money Market Portfolio (the “Fidelity Money Fund” and, collectively with the SPDR ETF, the “Underlying Funds”).

Please revise the principal investment strategy disclosure in the Salient Fund’s prospectus to identify each of these Underlying Funds, in accordance with the staff’s view that a fund that invests over 25% of its net assets in a particular underlying fund should identify that underlying fund in its principal investment strategy disclosure.

Response to Comment 1 — The Trust notes that the Salient Fund, in the “Fund Summary—Principal Investment Strategies” section of its prospectus, discloses that Fund invests primarily “in a diversified portfolio of instruments that provide exposure to U.S. and non-U.S. equity securities,” including exchange-traded funds (“ETFs”). In addition, this disclosure states that the Fund “may hold a substantial portion of its assets in cash and cash equivalents, including money market instruments.”

Broadmark Asset Management LLC, the previous Broadmark Fund’s investment adviser and the Salient Fund’s subadviser (“Broadmark”), historically has selected ETF and money market instruments (including money market funds) for investment by the Broadmark Fund (and currently does so for the Salient Fund), and has determined the percentage of Fund assets to be invested in such assets, based on Broadmark’s assessment of prevailing conditions in U.S. and non-U.S. equity markets and the relative merits of the money market instruments available to the Fund. Because such assessments vary over time, Broadmark may, and intends to, vary the percentage of the Salient Fund’s net assets allocated to ETFs generally, including specific ETFs, and money market funds from time to time. Broadmark selects particular ETFs and money market funds, as it deems appropriate, consistent with the Fund’s investment objective. The Salient Fund will not revise its disclosure whenever such portfolio changes are made, including, for example, defensive changes. In addition, the disclosure that the staff requests in this comment is not required by the provisions of Form N-1A or any formal written interpretive guidance issued by the SEC. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Page 2 December 19, 2014

Comment 2 — Please explain under what exemptions from Section 12(d)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”), did the Broadmark Fund historically, and does the Salient Fund currently, invest approximately 50% of its net assets in the SPDR ETF and 48% of its net assets in the Fidelity Money Fund.

Response to Comment 2 — The Salient Fund has been advised by Broadmark that the Broadmark Fund historically invested in ETFs pursuant to exemptions that the SEC granted to ETF sponsors permitting registered investment companies to invest in such ETFs in excess of the limits imposed by Section 12(d)(1), pursuant to certain conditions that include the execution of a participation agreement between the ETF and the investment company acquiring the ETF’s shares. In addition, the Broadmark Fund historically invested in money market funds in accordance with Rule 12d1-1 under the 1940 Act. The Salient Fund likewise will, to any extent necessary, invest in ETFs and money market funds in reliance on its own participation agreements with ETFs, and in conformity with Rule 12d1-1, respectively.

If you have any questions regarding the foregoing, please call me at (617) 261-3240 or George J. Zornada at (617) 261-3231.

Sincerely,

/s/ George P. Attisano

George P. Attisano

Cc:	George J. Zornada

Jeremy Radcliffe

Jonathan W. DePriest